

January 25, 2013

Via Email

Fred Person
President
Bookedbyus Inc.
619 S. Ridgeley Drive
Los Angeles, CA 90036

>**Re: Bookedbyus Inc.**
>**Amendment No. 3 to Registration Statement on Form S-1**
>**Filed January 10, 2013**
>**File No. 333-176705**

Dear Mr. Person:

We have reviewed your letter dated January 9, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our October 26, 2012 letter.

General

1.   Please update the financial statements to comply with Rule 8-08 of Regulation S- X. Also update MD&A and other corresponding disclosure.

Prospectus Cover Page

2.   The information required on the outside front cover page should be presented on a single page that precedes the inside front cover page containing the table of contents. See Item 501(b) of Regulation S-K. Please revise.

Summary Information

Summary Information about Bookedbyus, page 6

3.   We note your response to prior comment 3. As previously requested, please concisely summarize the issues that have prevented you from implementing your business plan.

Risk Factors

"Because our auditors have issued an opinion that there is substantial uncertainty…" page 9

4.   You reference an audit report dated January 30, 2012. Please refer to the going concern opinion contained in your current audit report. Similarly revise the reference to the audit report on page 26.

Selling Security Holders, page 19

5.   Please disclose the natural persons who have voting and/or dispositive power over the shares beneficially owned by Digital Pilot Inc. See Item 507 of Regulation S-K and for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Regulation S-K.

Audit Report of Independent Accountants and Financial Statements

Report of Independent Registered Public Accounting Firm, page 33

6.   We note in the third paragraph of the audit report that your independent registered public accounting firm did not opine on the financial statements for the years ended August 31, 2012 and 2011 which is included in your registration statement. Please revise the audit report to include an opinion on the financial statements for the years ended August 31, 2012 and 2011.

Results of Operations, page 50

7.   Please include a more detailed discussion of the material changes in financial condition during your last two completed fiscal years. For example, discuss the reason for your material increase in revenues and describe the nature of the "consulting project" referenced on page 39. See Item 303(a) of Regulation S-K. In addition, include similar disclosure for the quarter ended November 30, 2012. See Item 303(b) of Regulation S-K.

Executive Compensation, page 54

8.   Please update this section to include disclosure for the fiscal year ended August 31, 2012. See Items 402(m) through (r) of Regulation S-K.

Exhibit 23.1

9.   Please include a currently dated auditor's consent which references all of the periods covered in the auditor's report. In this regard, the consent should either refer to the financial statements as a whole or to the statements of financial position as of August 31, 2012 and 2011, as well as the statements of operations and statements of cash

flows for the years ended August 31, 2012 and 2011 and the period from the date of inception to August 31, 2012.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC